13011130

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MAR - 1 2013
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Avenue Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square, 4th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Troia —212-919-3331

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore Troia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Avenue Securities LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tanice Quiroz
Notary Public, State of New York
No. 01QU5076998
Qualified in New York County
Commission Expires: October 26, 2013

[signature] 2/26/13
Notary Public

[signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Park Avenue Securities LLC

(An indirect wholly owned subsidiary of
Guardian Life Insurance Company of America)

Statement of Financial Condition

December 31, 2012

pwc

Park Avenue Securities LLC

(An indirect wholly owned subsidiary of Guardian Life Insurance Company of America)

Statement of Financial Condition

December 31, 2012

Park Avenue Securities LLC
Table of Contents
December 31, 2012

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Independent Auditor's Report

To the Board of Managers and Member of
Park Avenue Securities LLC:

We have audited the accompanying statement of financial condition of Park Avenue Securities, LLC (the "Company"), a subsidiary of the Guardian Life Insurance Company of America, as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

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Emphasis of Matter

As discussed in Note 3 to the statement of financial condition, the Company has entered into significant transactions with the Guardian Life Insurance Company of America, a related party, and its affiliates.

PricewaterhouseCoopers LLP

February 28, 2013

Park Avenue Securities LLC
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 25,831,989
Cash segregated under federal regulations	950
Deposits with clearing organizations	84,335
Receivable from broker-dealer	1,482,851
Receivable from registered representatives, less allowance for bad debts of $387,886	1,174,383
Commissions receivable	4,637,859
Deferred tax asset	260,350
Other assets	509,082
Total assets	$ 33,981,799
Liabilities and Member's Equity	
Commissions payable	$ 7,835,352
Due to Guardian Life Insurance Company of America	8,732,516
Other liabilities	1,347,525
Total liabilities	17,915,393
Member's equity	16,066,406
Total liabilities and member's equity	$ 33,981,799

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Park Avenue Securities LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is also a registered investment advisor under the Investment Advisers Act of 1940. The Company is a Delaware Limited Liability Company that is a wholly owned subsidiary of The Guardian Insurance and Annuity Company, Inc. ("GIAC"), which is ultimately a wholly owned subsidiary of Guardian Life Insurance Company of America ("Guardian Life").

The Company's business as a securities broker-dealer consists of selling products offered by GIAC and Guardian Investor Services, LLC ("GIS"), both affiliated entities, as well as third party sponsors. Such products include mutual funds, variable annuities, variable life insurance, 401(k) plans and investment advisory services. The Company also acts as a broker in the purchase and sale of securities.

2. Significant Accounting Policies

Basis of Presentation
The Company's financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Use of Estimates
The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit with banks and highly liquid investments with an original maturity of three months or less. They are reported in the statement of financial condition at cost, which approximates fair value.

Cash segregated under federal regulations represents funds collected from customers and payable to mutual fund sponsors as a result of the sale of mutual fund shares. Such payables are included in Other liabilities.

Receivable from Broker-Dealer
The Company clears its proprietary and certain customer transactions through another broker-dealer on a fully disclosed basis. The Receivable from Broker-dealer at December 31, 2012 includes advisory fees and commissions receivable.

Receivable from Registered Representatives
Receivable from registered representatives is stated net of the allowance for doubtful accounts. This reserve is based upon the evaluation of accounts receivable aging, specific exposures and historical trends.

Federal Income Taxes
Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred Federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income tax assets and liabilities are recognized for the future tax consequence of temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities.

The Company is organized as a limited liability company and is thereby treated as a disregarded entity for federal and state income tax purposes. As such, the Company's results are included in the consolidated federal income tax returns of Guardian Life. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with an agreement which provides that each member of the group is allocated its share of the consolidated tax provision or benefit determined generally on a separate company basis, but may recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated return. For state tax purpose, since GIAC is an insurance company, it is generally subject to tax on gross premium rather than tax on income. However, in those years where GIAC is subject to a state income tax, such income will be subject to the group's tax allocation agreement. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated returns.

Revenue and Expense Recognition
Proprietary securities transactions are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commissions earned and related commission expenses from customers' securities transactions are recorded on a trade date basis. Advisory fees are based on the market value of the assets under management and recorded over the period in which they are earned.

3. Related Party Transactions

A significant portion of the Company's revenues and expenses relate to transactions with Guardian Life and its affiliates.

Pursuant to an expense sharing agreement, Guardian Life charges the Company for the services of certain employees of Guardian Life engaged in the Company's business and for the Company's use of Guardian Life's centralized services such as equipment, data processing and communications. The total payable under this agreement at December 31, 2012 was $9,069,882.

During the year, the Company earned revenues from GIAC for sales of GIAC's variable annuity and variable life insurance products. At December 31, 2012, the receivable for such revenues was $214,601 and is included in Commissions receivable.

During the year, the Company earned revenues from GIS for selling shares of RS Funds. At December 31, 2012, the receivable for such revenues was $210,699 and is included in Commissions receivable.

Cash equivalents at December 31, 2012 include $2,669,831 invested in the RS Cash Management Fund, a fund of the RS Investment Management Co. LLC, which is a majority owned subsidiary of GIS. Refer to Note 5 for related party transactions related to Federal Income Tax.

4. Fair Value of Financial Instruments

In May 2011, the FASB issued updated guidance regarding the fair value measurements and disclosure requirements. The updated guidance clarifies existing guidance related to the application of fair value measurement methods and requires expanded disclosures. This new guidance is effective for 2012 and should be applied prospectively. The Company adopted this guidance in 2012 which impacted this financial statement disclosure.

The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's view of market assumptions based on internally developed data in the absence of observable market information. The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following three categories:

Level 1 – inputs are quoted market prices available in active markets for identical assets or liabilities on the reporting date.

Level 2 – inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – inputs are unobservable where there is little or no market activity for the asset or liability and the Company makes estimates and assumptions based on internally derived information.

The following table summarizes the Company's financial instruments not carried at fair value on the Statement of Financial Condition by their fair value hierarchy levels for the period December 31, 2012:

	For the Year Ended December, 31, 2012				
Assets	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash and cash equivalents	$ 25,831,989	$ 25,831,989	$ -	$ -	$ 25,831,989
Cash segregated under federal regulations	950	950	-	-	950
Deposits with clearing organizations	84,335	-	84,335	-	84,335
Receivable from broker-dealer	1,482,851	-	1,482,851	-	1,482,851
Receivable from registered representatives	1,174,383	-	1,174,383	-	1,174,383
Commissions receivable	4,637,859	-	4,637,859	-	4,637,859
	$ 33,212,367	$ 25,832,939	$ 7,379,428	$ -	$ 33,212,367

Liabilities	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Commissions payable	$ 7,835,352	$ -	$ 7,835,352	$ -	$ 7,835,352
Due to GLIC	8,732,516	-	8,732,516	-	8,732,516
Other liabilities	1,347,525	-	1,347,525	-	1,347,525
	$ 17,915,393	$ -	$ 17,915,393	$ -	$ 17,915,393

In determining fair value, the carrying value of Cash and cash equivalents segregated under federal regulations receivable and payables arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity, and collectability.

5. Other Liabilities

Other liabilities include reserves for litigation and unpaid operating expenses.

6. Income Taxes

The components of the net deferred tax asset as of December 31, 2012 were as follows:

Deferred tax assets	
Reserve for Litigation	$ 155,050
Allowance for Bad Debt	135,760
Deferred tax assets	$ 290,810
Deferred tax liabilities	
Contingent Insurance Receivable	$ (30,450)
Unrealized Losses	(10)
Deferred tax liabilities	$ (30,460)
Net deferred tax assets	$ 260,350

The Company's deferred taxes primarily reflect temporary differences related to allowances for bad debt expense and accruals for loss contingencies.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. A valuation allowance is recorded to reduce any portion of the deferred tax asset that is expected to more likely than not be realized.

The gross deferred tax asset relates to temporary differences that are expected to reverse as net ordinary deductions. The Company's management has concluded that the deferred income tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided. At December 31, 2012, the Company recorded a current Federal income tax receivable of $328,383 due from Guardian Life in the accompanying Statement of Financial Condition and is included in Due from Guardian Life Insurance Company of America.

7. Regulatory Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2012, the Company had net capital of $7,902,438, which was $6,686,186 above the $1,216,252 required to be maintained. The ratio of aggregate indebtedness to net capital was 2.31 to 1. The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.

8. Off-Balance Sheet Risk

In the normal course of business, securities transactions of customers are introduced and cleared through a clearing broker. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for certain losses that result from transactions with such customers. The Company clears certain mutual fund transactions directly with sponsors. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations and the Company has to sell the mutual fund at a loss.

The Company's policy is to monitor its customer and counter-party risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company, in its normal course of business, may enter into other legal contracts that contain several of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

9. Contingencies

The Company is involved in several lawsuits and claims from customers that allege violations of federal and state securities laws that arise in the ordinary course of business. While it is not possible to predict with certainty the ultimate outcome of these lawsuits and claims, management believes, after consultation with counsel, that resolution of these matters is not expected to have a material effect on the Company's financial condition or liquidity. These matters, if resolved in a

manner different from the estimates, could have a material adverse effect on earnings, financial condition, or cash flows when resolved in a future reporting period.

10. Subsequent Events

The Company considers events occurring after the balance sheet date but prior to February 28, 2013, the issuance date of the financial statements, to be subsequent events potentially requiring disclosure. There were no subsequent events for this period.

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To the Board of Managers and Member of
Park Avenue Securities LLC:

In planning and performing our audit of the financial statements of Park Avenue Securities LLC (the "Company"), a subsidiary of Guardian Life Insurance Company of America, as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

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A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2013